UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)*

Under the Securities Exchange Act of 1934

CHARTER COMMUNICATIONS, INC.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.001 PER SHARE

(Title of Class of Securities)

16117M305

(CUSIP Number)

Richard N. Baer, Esq.

Senior Vice President and General Counsel

Liberty Broadband Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 23, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 16117M305

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Broadband Corporation (1)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (2)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 28,838,718 (3)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 28,838,718 (4)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,838,718

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of the Reporting Person.

13.	Percent of Class Represented by Amount in Row (11) 25.7% (5)

14.	Type of Reporting Person (See Instructions) CO

(1)                                 The share amounts included in the foregoing table do not reflect the Reporting Person’s beneficial ownership after giving effect to the closings of each of the TWC Transactions and the Bright House Transactions (each as defined herein). See Item 6 of this Statement.

(2)                                 Each of the (i) Voting Agreement, dated as of May 23, 2015, between Time Warner Cable, Inc (“TWC”) and the Reporting Person, (the “TWC Voting Agreement”), (ii) the Stockholders Agreement, dated March 19, 2013, between the Issuer and the Reporting Person, as amended by the Amendment, dated September 29, 2014 (the “Stockholders Agreement”) and (iii) the Amended and Restated Stockholders Agreement, dated as of May 23, 2015, by and among the Issuer, CCH I, LLC, Advance/Newhouse Partnership (“A/N”) and the Reporting Person (the “Second Amended and Restated Stockholders Agreement”) contains provisions relating to the ownership and voting of the Issuer’s Class A common stock by the Reporting Person.  The Reporting Person expressly disclaims the existence of and membership in a group with TWC and expressly disclaims the existence of and membership in a group with A/N.  See Item 6 of this Statement.

(3)                                 Subject to certain restrictions contained in (i) the TWC Voting Agreement, (ii) the Stockholders Agreement and (iii) the Second Amended and Restated Stockholders Agreement. See Item 6 of this Statement.

(4)                                 Subject to certain restrictions contained in the TWC Voting Agreement.  See Item 6 of this Statement.

(5)                                 For purposes of calculating beneficial ownership of the Reporting Person, the total number of shares of Class A common stock outstanding as of March 31, 2015 is 112,022,182, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed with the SEC on May 1, 2015.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Statement of

LIBERTY BROADBAND CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

CHARTER COMMUNICATIONS, INC.

This statement on Schedule 13D/A relates to the Class A common stock, par value $.001 per share (the “Common Stock”), of Charter Communications, Inc., a Delaware corporation (the “Issuer” or “Charter”).  The statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) by Liberty Broadband Corporation, a Delaware corporation (“Liberty” or the “Reporting Person”), on November 13, 2014, as amended by Amendment No. 1 filed with the SEC on April 6, 2015 (together, the “Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A constitutes Amendment No. 2 to the Schedule 13D (this “Amendment,” and together with the Schedule 13D, this “Statement”).  Capitalized terms not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

On May 23, 2015, the Issuer entered into an Agreement and Plan of Mergers (the “Mergers Agreement”) with Time Warner Cable Inc. (“TWC”), CCH I, LLC (“New Charter”), Nina Corporation I, Inc. (“Merger Sub 1”), Nina Company II, LLC (“Merger Sub 2”) and Nina Company III, LLC (“Merger Sub 3”), pursuant to which (i) New Charter will convert to a Delaware corporation, (ii) following the exchange of shares contemplated by the Contribution Agreement (as described below in Item 6), Merger Sub 1 will merge with and into TWC, with TWC continuing as the surviving company, (iii) TWC, as the surviving corporation, will merge with and into Merger Sub 2, with Merger Sub 2 continuing as the surviving company, and (iv) the Issuer will merge with and into Merger Sub 3 (the “Parent Merger”), with Merger Sub 3 continuing as the surviving company and a wholly owned subsidiary of New Charter (the “TWC Transactions”).  The TWC Transactions will close no later than five business days following the satisfaction or waiver of customary conditions to closing (the “Closing Date”), including the receipt of stockholder approval from each of the Issuer’s stockholders and TWC’s stockholders, the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), an effective registration statement (the “Registration Statement”) registering the shares of Class A common stock of New Charter, par value $0.001 per share (the “New Charter Shares”) issuable as consideration for the transactions contemplated by the Mergers Agreement, and the receipt of certain other regulatory approvals. Also on May 23, 2015, the Issuer entered into the First Amendment (the “First Amendment”) to the Contribution Agreement, dated as of March 31, 2015, with Advance/Newhouse Partnership (“A/N”), A/NPC Holdings LLC, New Charter, and Charter Communications Holdings, LLC, pursuant to which it reaffirmed its, or one of its affiliates’, commitment to, subject to the satisfaction of certain conditions, acquire all of the issued and outstanding limited liability company membership interests of Bright House Networks, LLC (“Bright House”) from A/N (the “Bright House Transactions”). As a result of the TWC Transactions and the Bright House Transactions, it is expected that New Charter will become the new publicly traded parent company of Charter. In connection with the proposed Bright House Transactions, on May 23, 2015, the Reporting Person entered into an Amended and Restated Stockholders Agreement (the “Second Amended and Restated Stockholders Agreement”) with the Issuer, New Charter, and A/N, as further described below in Item 6.

Item 3.  Source and Amount of Funds or Other Consideration.

The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On May 23, 2015, the Reporting Person entered into an Investment Agreement with the Issuer and New Charter (the “Charter Investment Agreement”), as further described in Item 6.  Pursuant to the terms of the Charter Investment Agreement, on the Closing Date, immediately following the closing of the Parent Merger, subject to the satisfaction of certain conditions to closing, as further described in Item 6, the Reporting Person will acquire New Charter Shares from New Charter at a price per share of $176.95 (as adjusted by the applicable exchange ratio) (the “New Charter Investment”) for an aggregate purchase price of $4.3 billion (the “Purchase Price”).  The Issuer intends to seek the approval of its stockholders for the issuance of the New Charter Shares in accordance with its organizational documents and the rules of the Nasdaq Stock Market (“Nasdaq”).

The Reporting Person currently intends to pay all or a portion of the Purchase Price for the New Charter Investment using the proceeds from certain Amended and Restated Investment Agreements (the “Investment Agreements”) entered into with Liberty Interactive Corporation (“LIC”), JANA Nirvana Master Fund, L.P. (“JANA Nirvana”), JANA Master Fund, Ltd. (“JANA Master”), Coatue Offshore Master Fund, Ltd. (“Coatue”), Quantum Partners LP (“Quantum Partners”), Soroban Master Fund LP (“Soroban Master Fund”) and Soroban Opportunities Master Fund LP (“Soroban Opportunities Master Fund” and together with LIC, JANA Nirvana, JANA Master, Coatue, Quantum Partners and Soroban Master Fund, the “Investors”) and an Amended and Restated Assignment and Assumption of Investment Agreement among the Reporting Person, LIC, Soroban Master Fund and Soroban Opportunities Master Fund (the “Assignment”), pursuant to which LIC assigned a portion of its original investment to Soroban Master Fund and Soroban Opportunities Master Fund.  Pursuant to the Investor Agreements and the Assignment, subject to the satisfaction of certain conditions (including the satisfaction of each of the closing conditions set forth in the Mergers Agreement and the closing of the transactions contemplated by the Charter Investment Agreement), the Investors will subscribe for newly issued shares of Liberty’s Series C common stock (the “Liberty Series C Shares”), at a price of $56.23 per share and an aggregate purchase price of $4.4 billion (the “Liberty Investment”).  Each of the Investment Agreements contains substantially similar terms and conditions, including customary registration rights (or an agreement to enter into a customary registration rights agreement prior to closing), indemnification provisions and an agreement by the Reporting Person to use the consideration paid pursuant to the Investment Agreements for the New Charter Investment.  The Reporting Person will seek stockholder approval for the issuance of the Liberty Series C Shares pursuant to the Investment Agreements and the Assignment, in accordance with the rules and requirements of Nasdaq.  If the Reporting Person does not receive the requisite stockholder approval for the issuance of the Liberty Series C Shares, the Investors, on a pro rata basis, will instead acquire Liberty Series C Shares representing not more than 19.9% of the outstanding common stock of the Reporting Person and shares of a newly issued series of non-convertible preferred stock of the Reporting Person.  In addition, the Reporting Person, in its sole discretion, may determine to obtain a portion of the financing it needs to complete the New Charter Investment through the incurrence of indebtedness and other non-equity financing sources, which the Reporting Person’s board of directors, in its reasonable judgment, has determined provides the Reporting Person with a superior alternative.  In such event, each Investor’s applicable portion of the Liberty Investment will be reduced, pro rata, by an amount not to exceed 25% of its investment.  The Investment Agreements contain customary termination events, including, but not limited to, (i) as to any Investor, a breach of any representation or warranty or failure to perform a covenant by such Investor which has not been cured and would cause the conditions to closing not to be satisfied, (ii) as to any Investor, if the Closing Date has not occurred within two years of the date of the Mergers Agreement, (iii) as to any Investor, within fifteen days following an amendment, modification or waiver of any provision of the Mergers Agreement that is adverse in any material respect to the Reporting Person and to which the Reporting Person has consented, (iv) as to any Investor, upon the entry of an order by a government entity of competent jurisdiction against any Investor relating to the Liberty Investment or the transactions contemplated by the Charter Investment Agreement, and (v) the termination of the Mergers Agreement.

Separately, pursuant to the terms of the Second Amended and Restated Stockholders Agreement, upon the closing of the Bright House Transactions (the “Bright House Closing”), the Reporting Person has agreed to purchase from New Charter an additional $700 million of New Charter Shares at a price per share of $172.99 (as adjusted by the applicable exchange ratio) (the “Reference Price”).  See Item 6.  The Reporting Person currently intends to pay the aggregate purchase price for such additional New Charter Shares using the proceeds of the rights offering conducted by the Reporting Person to purchase Liberty Series C Shares which expired on January 9, 2015, cash on hand, and/or the proceeds of other financing transactions it may engage in prior to the Closing Date.

The summaries of each of the Charter Investment Agreement and the Investment Agreements included in this Item are qualified by reference to the full text of each such document, which documents are incorporated herein by reference and attached as exhibits to this Statement.

Item 4.  Purpose of Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained in Item 6 of this Amendment is incorporated by reference into this Item.

Item 5.  Interest in Securities of the Issuer

The information contained in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The Reporting Person is the beneficial owner of 28,838,718 shares of Common Stock.  The 28,838,718 shares of Common Stock constitute approximately 25.7% of the outstanding shares of Common Stock, based on 112,022,182 shares of Common Stock outstanding as of March 31, 2015, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed with the SEC on May 1, 2015.

(b) The Reporting Person has the sole power to vote or to direct the voting of 28,838,718 shares of Common Stock beneficially owned by it and has the sole power to dispose or direct the disposition of such shares, subject to the terms of the Stockholders Agreement, as amended, the Second Amended and Restated Stockholders Agreement and the TWC Voting Agreement, each as described in Item 6 of this Statement.

(c) Other than as disclosed in this Statement, no transactions were effected by the Reporting Person, or, to the knowledge of the Reporting Person, any Schedule 1 Person, with respect to the Common Stock since March 31, 2015, the date requiring the filing of Amendment No. 1 to the Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Termination of Voting Agreement with Comcast and Comcast-TWC Merger Agreement

On April 25, 2014, Comcast entered into the Transaction Agreement with the Issuer, which contemplated three transactions:  (1) a contribution and spin-off transaction, (2) an asset exchange and (3) a purchase of assets.  Pursuant to the terms of the Transaction Agreement, the Transaction Agreement became terminable upon termination of the Comcast-TWC Merger Agreement.  As reported in Comcast’s Current Report on Form 8-K, filed with the SEC on April 24, 2014, on April 24, 2015, (i) Comcast and TWC entered into a termination agreement terminating the Comcast-TWC Merger Agreement and (ii) Comcast delivered a notice of termination of the Transaction Agreement to the Issuer.

In connection with the termination of the Transaction Agreement, the related Voting Agreement entered into by Liberty with Comcast automatically terminated in accordance with its terms on April 24, 2015.

Time Warner Cable Transactions

Background Information in Connection with the Time Warner Cable Transactions

On May 23, 2015, the Issuer entered into the Mergers Agreement with TWC, New Charter, Merger Sub 1, Merger Sub 2 and Merger Sub 3 providing for the TWC Transactions.  In connection with the proposed TWC Transactions, on May 23, 2015, the Reporting Person entered into (i) the Charter Investment Agreement with Charter and New Charter, (ii) a contribution agreement with LIC, Charter, New Charter and Merger Sub 1 (the “Charter Contribution Agreement”), (iii) a voting agreement with TWC (the “TWC Voting Agreement”) and (iv) a proxy and right of first refusal agreement with LIC (the “LIC Proxy Agreement”).

Charter Investment Agreement

Pursuant to the Charter Investment Agreement, on the Closing Date, immediately following the closing of the Parent Merger, Liberty will purchase from New Charter $4.3 billion of New Charter Shares at a price per share of $176.95 (as adjusted by the applicable exchange ratio). The Charter Investment Agreement contains customary representations and warranties, and provides that the parties thereto will execute a customary registration rights agreement in connection with the closing of the TWC Transactions. The Charter Investment Agreement also provides that, among other things, (i) the Issuer will use the proceeds from the New Charter Investment to fund a portion of the cash consideration for the TWC Transactions pursuant to the Mergers Agreement, (ii) Charter shall conduct its business in the ordinary course and will not issue any equity interests prior to the Closing Date, subject to certain exceptions, including relating to equity compensation awards, (iii) the Issuer will not amend, waive or modify any provision of the Mergers Agreement in a manner that is adverse to the Reporting Person without the Reporting Person’s prior written consent and (iv) Liberty will use its reasonable best efforts to cause the Investors to perform their respective obligations under the Investment Agreements.  The closing of the transactions contemplated by the Charter Investment Agreement is subject to certain customary conditions, including, but not limited to, (i) the approval of the Issuer’s stockholders of the issuance of New Charter Shares pursuant to the New Charter Investment, (ii) the expiration or termination of the applicable waiting period under the HSR Act for Liberty’s purchase of the New Charter Shares, (iii) the approval for listing of the New Charter Shares on Nasdaq, and (iv) the closing of the transactions contemplated by the Mergers Agreement.

Existing Stockholders Agreement

The Charter Investment Agreement amends the Existing Stockholders Agreement to provide that (i) Charter will continue to include Liberty’s designees to the Issuer Board in management’s slate for nominees for election as a director through the Issuer’s 2019 annual meeting, (ii) certain provisions of the standstill are waived to permit the transactions contemplated by the Mergers Agreement, the Charter Contribution Agreement, the Charter Investment Agreement and the LIC Proxy Agreement, and (iii) to provide for director compensation for each of Liberty’s designees on the Issuer Board.

Proxy Statement and Shareholder Approval

The Issuer has agreed to promptly prepare and file with the SEC a proxy statement/prospectus on Form S-4 for a special meeting of its stockholders to approve the issuance of the New Charter Shares to be purchased by the Reporting Person.

Section 203 Approval; Business Combinations

The board of directors of New Charter (the “Board”) will adopt resolutions necessary to approve (x) each of Liberty and certain current and future related persons as an “interested stockholder” and (y) the acquisition by such persons of New Charter Shares, in each case, for purposes of Section 203 of the Delaware General Corporation Law.  The Charter Investment Agreement contains an agreement that the certificate of incorporation of New Charter will not include the business combinations provision set forth in Article EIGHTH of the Issuer’s existing Amended and Restated Certificate of Incorporation (or any comparable provision thereto).

Termination

The Charter Investment Agreement will terminate upon certain customary events, including, but not limited to, (i) the termination of the Mergers Agreement in accordance with its terms and (ii) with respect to (x) Liberty, upon a material breach by Charter or New Charter, and (y) Charter and New Charter, upon a material breach by Liberty, in each case subject to certain cure rights.

TWC Voting Agreement

Pursuant to the TWC Voting Agreement, at any special or annual meeting (or in connection with any written consent) of the Issuer’s stockholders, the Reporting Person has agreed to vote all shares of the Issuer beneficially owned by the Reporting Person (the “Covered Shares”) in favor of the approval of the Mergers Agreement, the Parent Merger, the issuance of the New Charter Shares, the exchange contemplated by the Charter Contribution Agreement, the New Charter Investment contemplated by the Charter Investment Agreement, the approval of the Second Amended and Restated Stockholders Agreement and the other transactions contemplated by the Mergers Agreement, and against any corporate action which, if consummated, would reasonably be expected to prevent or delay the consummation of the transactions contemplated by the Mergers Agreement.

The Reporting Person also agrees, from the date of the TWC Voting Agreement until its termination, that (x) it will not transfer any of its shares of Common Stock, subject to limited exceptions, and (y) it will vote its Covered Shares (or deliver a consent with respect to its Covered Shares) against any Parent Acquisition Proposal (as defined in the Mergers Agreement), or any transaction that would have constituted a Parent Acquisition Proposal if the Mergers Agreement were then in effect.  However, if the Mergers Agreement is terminated (i) by the Issuer or TWC due to the Issuer’s failure to obtain stockholder approvals for, among other things, the transactions contemplated by the Mergers Agreement (the “Parent Stockholder Approvals”) or (ii) by TWC due to (x) an intentional and material breach by the Issuer of the non-solicitation provision in the Mergers Agreement which results in a third party making a Parent Acquisition Proposal that would materially interfere with or delay the transactions contemplated by the Mergers Agreement or (y) the intentional failure of the Issuer to duly call a meeting of its stockholders no later than 40 days after the effective date of its Registration Statement for the purpose of obtaining the Parent Stockholder Approvals, then, in each case, the restrictions set forth in the previous sentence will continue to apply for a period of six months following such termination of the Mergers Agreement.  The Reporting Person also agreed, subject to limited exceptions, to comply with the non-solicitation provisions contained in the Mergers Agreement which apply to the Issuer.

The TWC Voting Agreement will automatically terminate upon the earlier to occur of (i) the closing of the transactions contemplated by the Mergers Agreement and (ii) the termination of the Mergers Agreement in accordance with its terms (subject to termination of the Mergers Agreement under certain circumstances, as described above).

Charter Contribution Agreement

Pursuant to the Charter Contribution Agreement, on the Closing Date, the Reporting Person and LIC will exchange, in a tax-free transaction, a number of shares of TWC common stock held by each company for shares of Merger Sub 1 (“Liberty Company Surviving Corporation Shares”), which, pursuant to the TWC Transactions, will ultimately result in each of the Reporting Person and LIC receiving one New Charter Share for each share of TWC common stock so exchanged, subject to certain limitations (the “Exchange”). The Reporting Person and LIC will be entitled to exchange a number of shares of TWC common stock equal to up to 110% of the number of shares of TWC common stock held by such companies as of the date of the Charter Contribution Agreement.

The Charter Contribution Agreement contains customary representations and warranties and covenants, including that the Issuer, New Charter and Merger Sub 1 will not amend the Mergers Agreement in a way that is reasonably likely to (i) result in a reduction in the number of Liberty Company Surviving Corporation Shares received by the Reporting Person and LIC in the Exchange or (ii) affect the tax-free nature of the TWC Transactions (such covenants, the “Contribution Covenants”).  In addition, the Charter Contribution Agreement provides that the boards of directors of Charter and New Charter will take such action as is necessary to cause the exemption of the acquisition of the shares received in the Exchange (and the New Charter Shares to be received in the TWC Transactions with respect to such shares received in the Exchange) by the Reporting Person and by LIC from the liability provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to Rule 16b-3 promulgated thereunder, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such rule.

The Exchange is conditioned upon each condition to the transactions contemplated by the Mergers Agreement having been satisfied, waived (subject to the Contribution Covenants) or capable of being satisfied concurrently with the completion of the TWC Transactions.  The Charter Contribution Agreement will terminate automatically upon the termination of the Mergers Agreement in accordance with its terms.  The Charter Contribution Agreement is terminable by the Reporting Person and LIC, on the one hand, and New Charter and Merger Sub 1, on the other hand, upon a material breach of any representation or warranty or material failure to perform any covenant or agreement on the part of the other set forth in the Charter Contribution Agreement.

Proxy and Right of First Refusal Agreement

In connection with the TWC Transactions, the Reporting Person and LIC entered into the LIC Proxy Agreement, pursuant to which, in connection with the closing of the transactions contemplated by the Mergers Agreement, LIC will grant Liberty an irrevocable proxy to vote all New Charter Shares owned beneficially or of record by LIC following such closing (such shares, the “LIC Proxy Shares”).  The LIC Proxy Agreement provides that the Reporting Person may not vote the LIC Proxy Shares on certain reserved matters including, among other things, change of control transactions of New Charter, bankruptcy events of New Charter, and an authorization of any new class of securities of New Charter.  The LIC Proxy Agreement will terminate on the first to occur of (i) the fifth anniversary of the Closing Date, (ii) the occurrence of a 40 Act Event (as defined in the LIC Proxy Agreement), (iii) upon a material breach by Liberty of any of its agreements contained in the LIC Proxy Agreement (subject to certain cure rights), (iv) a Liberty Change of Control (as defined in the Second Amended and Restated Stockholders Agreement), and (v) the mutual agreement of Liberty and LIC.

So long as the LIC Proxy Agreement is in effect, if LIC proposes to transfer any LIC Proxy Shares, Liberty will have a right of first refusal (“LIC ROFR”) to purchase all or a portion of any such securities LIC proposes to transfer.  The purchase price per share for any securities sold to the Liberty pursuant to the LIC ROFR will be the volume-weighted average price of New Charter Shares for the two trading day period before the notice of a proposed sale by LIC, payable in cash.  Certain transfers are permitted to affiliates of LIC, subject to the transferee entity entering into an agreement assuming the transferor’s obligations under the LIC Proxy Agreement, including a transfer to a LIC Qualified Distribution Transferee in a LIC Distribution Transaction (each as defined in the LIC Proxy Agreement).

The LIC ROFR does not apply to transfers (i) by LIC in connection with a change of control of New Charter or (ii) to any holder of a convertible or exchangeable instrument issued by LIC.  Liberty may not exercise the LIC ROFR to the extent the shares purchased would result in its ownership of securities exceeding the voting or equity limits set forth in the Second Amended and Restated Stockholders Agreement.

The foregoing summaries of each of the Charter Investment Agreement, TWC Voting Agreement, Charter Contribution Agreement and the LIC Proxy Agreement are each qualified by reference to the full text of each such document, which documents are incorporated herein by reference and attached as exhibits to this Statement.

Background Information in Connection with the Bright House Transactions

In connection with the proposed Bright House Transactions, on May 23, 2015, the Reporting Person entered into the Second Amended and Restated Stockholders Agreement with Charter, New Charter and A/N.  The existing Stockholders Agreement with Charter, as first amended on September 29, 2014 (as described in the Schedule 13D) and as further amended by the Charter Investment Agreement (the “Existing Stockholders Agreement”), will remain in effect until the earlier to occur of (i) the Bright House Closing and (ii) the closing of the TWC Transactions.  In addition, certain provisions of the Second Amended and Restated Stockholders Agreement became effective upon execution thereof.  Upon the earlier to occur of (i) the Bright House Closing and (ii) the closing of the TWC Transactions, the Second Amended and Restated Stockholders Agreement will replace the Existing Stockholders Agreement in all respects, except that the Second Amended and Restated Stockholders Agreement will terminate in accordance with its terms if the Bright House Closing does not occur (in which case the Existing Stockholders Agreement shall be reinstated).

The Second Amended and Restated Stockholders Agreement provides that at the Bright House Closing, the Reporting Person, A/N, Charter and New Charter will enter into the Proxy and Right of First Refusal Agreement (the “Proxy Agreement,” the form of which is attached as an exhibit to the Second Amended and Restated Stockholders Agreement).

Second Amended and Restated Stockholders Agreement

Liberty Investment

Upon the Bright House Closing, Liberty will purchase from New Charter an additional $700 million of New Charter Shares at the Reference Price.

Voting Agreement

Liberty has agreed to vote all voting securities of Charter owned by Liberty and its affiliates in favor of approval of the Contribution Agreement, the First Amendment, the Mergers Agreement, the New Charter Issuance and certain other approvals required to effect the Bright House Transactions.

Governance; Election and Appointment of Designees

Following the Bright House Closing, the Board will consist of 13 directors, with three directors initially designated by Liberty and two directors initially designated by A/N. The number of directors which each of Liberty and A/N will be entitled to designate following the Bright House Closing will be subject to Liberty or A/N maintaining certain levels of equity or voting interests.

For so long as each of A/N and Liberty hold voting or equity securities of New Charter of at least 20%, certain matters, including a change of control of New Charter, certain transactions involving A/N or Liberty and amendments to the certificate of incorporation of New Charter will require approval of a majority of those directors of New Charter who are not appointed by Liberty and A/N (the “Unaffiliated Directors”).

So long as each of Liberty’s and A/N’s designees to the Board is included in management’s slate of nominees for election as a director to the Board and New Charter recommends approval of their election, each of Liberty and A/N has agreed to vote its respective shares in accordance with the recommendation of the Nominating and Corporate Governance Committee of the Board with respect to the election or removal of directors.

From and after the Bright House Closing, for so long as Liberty and A/N’s respective equity or voting interest is greater than or equal to 20%, each will have certain consent rights over actions taken by New Charter, including the incurrence of indebtedness in excess of leverage ratios and fundamental changes in the business or material investments.  A/N has certain additional consent rights with respect to the sale or transfer of certain interests and assets of Charter Holdco within seven years following the Bright House Closing and the issuance of any preferred units of Charter Holdco.

Limitation on Share Ownership and Voting; Standstill

Following the Bright House Closing, Liberty’s equity ownership in New Charter will be capped at the greater of 26% or the cap on its voting interest (as set forth below), and A/N’s equity ownership in New Charter will be capped at the greatest of its equity ownership immediately following the Bright House Closing, 25% and the cap on its voting interest (as set forth below).  Liberty’s voting interest in New Charter will be capped at the greater of (x) 25.01% (or 0.01% above the person or group holding the highest voting percentage of New Charter) and (y) 23.5% increased one-for-one to a maximum of 35% for each permanent reduction in A/N’s equity interest in New Charter below 15%. A/N’s voting interest in New Charter will be capped at 23.5% increased one-for-one to a maximum of 35% for each permanent reduction in Liberty’s equity interest in New Charter below 15%.  Each of Liberty and A/N will be entitled to vote its entire voting interest with respect to certain Excluded Matters (as defined in the Second Amended and Restated Stockholders Agreement), including, among other things, a change of control transaction at New Charter and matters outside the ordinary course of business.

In addition, subject to certain exceptions, Liberty and A/N have agreed to be subject to certain customary standstill provisions prohibiting, among other things, Liberty or A/N from engaging in any solicitation of proxies or consents relating to the election of directors, proposing a matter for submission to a vote of stockholders of New Charter or calling a meeting of the stockholders of New Charter or taking any action or making any public statement not approved by the Board to seek to control or influence the management, the Board or the policies of New Charter.  Certain of such standstill provisions have been waived to the extent the Investment Agreements, the Assignment, the Charter Investment Agreement, the Charter Contribution Agreement, the TWC Voting Agreement and the LIC Proxy Agreement would constitute a breach thereof.

Transfer Restrictions

Liberty and A/N have agreed to certain restrictions on transfers of their respective equity securities of New Charter following the Bright House Closing.  Exceptions to these transfer restrictions include transfers pursuant to an underwritten public offering, Rule 144 or Rule 144A sales, block sales to persons who would not beneficially own 5% or more of such securities following such sale, sales between Liberty and A/N and their affiliates (subject to the equity ownership caps described above and certain pricing limitations), transfers approved by a majority of the Unaffiliated Directors, transfers approved by a majority of the stockholders of New Charter (other than affiliates of A/N and Liberty), sales pursuant to certain tender offers, and sales of exchangeable notes, debentures or similar securities that reference a number of notional New Charter Shares (in the case of A/N, not in excess of 50% of the number of such shares beneficially owned by A/N at the time of such sale).  In addition, Liberty has the right to engage in certain spin off transactions to its stockholders.

Further, Liberty and A/N will be permitted to enter into certain financing transactions, including a pledge of New Charter Shares in respect of purpose or non-purpose loans, derivative transactions with linked financing with respect to New Charter Shares, and sales of exchangeable notes, debentures or similar securities, in the case of A/N, referencing up to 50% of the number of New Charter Shares beneficially owned by A/N.

Rights Plan

New Charter and the Board will not adopt a poison pill unless New Charter exempts each of Liberty and A/N up to its equity cap as described above.  This restriction will cease to apply to Liberty or A/N upon the permanent reduction of its equity interest in New Charter below 15%.  New Charter’s certificate of incorporation will provide that any decision with respect to a rights plan, including the implementation thereof, must be made by a majority of the Unaffiliated Directors.

Preemptive Rights

After the Bright House Closing, if New Charter proposes to issue any equity securities of New Charter in a capital raising transaction, each of Liberty and A/N (for so long as such person’s equity interest is equal to or greater than 10%), will have the right to purchase, in whole or in part, a number of such securities necessary to maintain its ownership of New Charter after giving effect to the issuance, for cash.  Additionally, subject to certain exceptions, until the fifth anniversary of the Bright House Closing, if New Charter proposes to issue any equity securities of New Charter (other than in a capital raising transaction) and so long as Liberty has a 17.01% equity interest in New Charter, Liberty will have preemptive rights to purchase that number of new securities equal to the lesser of (x) the number of securities necessary to maintain its equity ownership of New Charter after giving effect to the issuance and (y) the number of new securities that after giving effect to the issuance, will result in Liberty having an equity interest in New Charter of 25.01%, in each case, for cash.  Subject to Liberty’s exercise of its preemptive rights in respect of such issuance, A/N will also have certain preemptive rights in the case of new issuances (other than in a capital raising transaction), provided that it holds 10% or more of the New Charter equity.

Termination

The Second Amended and Restated Stockholders Agreement will terminate upon certain events including, but not limited to, (i) following termination of the Contribution Agreement, (ii) with respect to (x) Liberty or A/N, upon a material breach by the Issuer or New Charter (determined as set forth in the Second

Amended and Restated Stockholders Agreement), and (y) with respect to the Issuer or New Charter (determined as set forth in the Second Amended and Restated Stockholders Agreement), upon a material breach by Liberty or A/N, in each case subject to certain cure rights, and (iii) as to A/N or Liberty, at such time as its equity ownership is 5% or less.  Upon a Liberty Change of Control (as defined in the Second Amended and Restated Stockholders Agreement), Liberty’s rights and obligations under the Second Amended and Restated Stockholders Agreement would cease to apply other than its obligations under Liberty’s voting and share ownership caps, standstill obligations and transfer restrictions.

Proxy and Right of First Refusal Agreement

At the Bright House Closing, the parties will enter into the Proxy Agreement, the form of which is attached as an exhibit to the Second Amended and Restated Stockholders Agreement.

Proxy

At the Bright House Closing, A/N will grant Liberty a 5-year irrevocable proxy (the “Proxy”) to vote that number of New Charter Shares and shares of Class B common stock of New Charter (the “Class B Common Stock”), in each case, held by A/N (such shares, the “Proxy Shares”), that will result in Liberty having voting power in New Charter equal to 25.01% of the outstanding voting power of New Charter, provided, that the voting power of the Proxy Shares will be capped at 7.0% of the outstanding voting power of New Charter.

The Proxy Agreement provides that Liberty may not vote the Proxy Shares on certain reserved matters including, among other things, change of control transactions of New Charter, bankruptcy events of New Charter or Charter Holdco, an authorization of any new class of securities of New Charter or Charter Holdco, approvals of any non-ordinary course matters relating to A/N and changes to the terms of the Class B Common Stock.

The Proxy will terminate in the event that Liberty transfers shares of New Charter other than in connection with certain permitted transfers.

Right of First Refusal

So long as the Proxy is in effect, if A/N proposes to transfer common units of Charter Holdco (which units are exchangeable into New Charter Shares and which will, under certain circumstances, result in the conversion of certain shares of Class B Common Stock into New Charter Shares) or New Charter Shares, in each case, constituting either (i) shares representing the first 7.0% of the outstanding voting power of New Charter held by A/N or (ii) shares representing the last 7.0% of the outstanding voting power of New Charter held by A/N, Liberty will have a right of first refusal (“ROFR”) to purchase all or a portion of any such securities A/N proposes to transfer.  The purchase price per share for any securities sold to Liberty pursuant to the ROFR will be the volume-weighted average price of New Charter Shares for the two trading day period before the notice of a proposed sale by A/N, payable in cash.  Certain transfers are permitted to affiliates of A/N, subject to the transferee entity entering into an agreement assuming the transferor’s obligations under the Proxy Agreement.

The ROFR does not apply to transfers by A/N in connection with a change of control of New Charter.  Liberty may not exercise the ROFR to the extent the shares purchased would result in its ownership of securities exceeding the voting or equity limits set forth in the Second Amended and Restated Stockholders Agreement.

Term

The Proxy Agreement will be entered into at the Bright House Closing and will terminate on the first to occur of (i) the fifth anniversary of the Bright House Closing, (ii) the occurrence of a 40 Act Event (as defined in the Proxy Agreement), (iii) upon a material breach by Liberty of any of its agreements contained in the Proxy (subject to certain cure rights), (iv) a Liberty Change of Control (as defined in the Second Amended and Restated Stockholders Agreement), (v) a transfer by Liberty of New Charter Shares, other than (x) certain permitted transfers (subject to certain requirements), (y) a transfer of New Charter Shares constituting less than 1% of the voting power of New Charter securities (subject to certain cure rights) or (z) a transfer of New Charter Shares following which Liberty retains no less than a 17.01% equity interest in New Charter, and (vi) the mutual agreement of Liberty and A/N.

The foregoing summaries of each of the Second Amended and Restated Stockholders Agreement and the Proxy Agreement are qualified by reference to the full text of each such document.  The Proxy Agreement is incorporated herein by reference and attached as an exhibit to this Statement.  The Second Amended and Restated Stockholders Agreement will be filed separately.

Item 7.  Material to be Filed as Exhibits

The information contained in Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

7(a)                          Investment Agreement, dated May 23, 2015, by and among Charter Communications, Inc., CCH I, LLC and Liberty Broadband Corporation (incorporated by reference to Exhibit 10.1 to Liberty Broadband Corporation’s Current Report on Form 8-K (File No. 001-36713), filed with the Securities and Exchange Commission on May 29, 2015 (the “May 29, 2015 8-K”)).

7(b)                          Voting Agreement, dated May 23, 2015, by and between Time Warner Cable Inc. and Liberty Broadband Corporation (incorporated by reference to Exhibit 10.2 to the May 29, 2015 8-K).

7(c)                           Contribution Agreement, dated May 23, 2015, by and among Liberty Broadband Corporation, Liberty Interactive Corporation, Charter Communications, Inc. CCH I, LLC and Nina Corporation I, Inc. (incorporated by reference to Exhibit 10.3 to the May 29, 2015 8-K).

7(d)                          Proxy and Right of First Refusal Agreement, dated as of May 23, 2015, by and between Liberty Broadband Corporation and Liberty Interactive Corporation (incorporated by reference to Exhibit 10.4 to the May 29, 2015 8-K).

7(e)                           Amended and Restated Investment Agreement, dated May 28, 2015, by and among Liberty Broadband Corporation, Liberty Interactive Corporation, JANA Nirvana Master Fund, L.P., JANA Master Fund, Ltd., and Coatue Offshore Master Fund, Ltd. (incorporated by reference to Exhibit 10.5 to the May 29, 2015 8-K).

7(f)                            Amended and Restated Investment Agreement, dated May 29, 2015, by and between Liberty Broadband Corporation and Quantum Partners LP (incorporated by reference to Exhibit 10.6 to the May 29, 2015 8-K).

7(g)                           Amended and Restated Investment Agreement, dated May 28, 2015, by and among Liberty Broadband Corporation, Soroban Master Fund LP and Soroban Opportunities Master Fund LP (incorporated by reference to Exhibit 10.7 to the May 29, 2015 8-K).

7(h)                          Amended and Restated Assignment and Assumption Agreement, dated May 28, 2015, by and among Liberty Broadband Corporation, Liberty Interactive Corporation, Soroban Master Fund LP, and Soroban Opportunities Master Fund LP (incorporated by reference to Exhibit 10.8 to the May 29, 2015 8-K).

7(i)                              Stockholders Agreement, dated as of March 19, 2013, by and between Charter Communications, Inc. and Liberty Media Corporation (incorporated by reference to Exhibit 10.1 to Liberty Media Corporation’s Quarterly Report on Form 10-Q filed on May 9, 2013).

7(j)                             Amendment to Stockholders Agreement, dated as of September 29, 2014, by and among Charter Communications, Inc., Liberty Media Corporation and Liberty Broadband Corporation (incorporated by reference to Exhibit 7(d) to Liberty Media Corporation’s Schedule 13D in respect of common stock of Charter Communications, Inc., filed with the Securities and Exchange Commission on October 10, 2014).

7(k)                          Amended and Restated Stockholders Agreement, dated as of May 23, 2015, by and among Charter Communications, Inc., CCH I, LLC, Liberty Broadband Corporation and Advance/Newhouse Partnership. *

7(l)                              Form of Proxy and Right of First Refusal Agreement by and among Liberty Broadband Corporation, Advance/Newhouse Partnership and, for the limited purposes set forth therein, Charter Communications, Inc. and CCH I, LLC (incorporated by reference to Exhibit 10.9 to the May 29, 2015 8-K).

7(m)                      Assistant Secretary’s Certificate (previously filed as Exhibit 7(e) to the Schedule 13D of the Reporting Person, filed on November 13, 2014).

* To be filed separately.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 1, 2015	LIBERTY BROADBAND CORPORATION

	By:	/s/ Richard N. Baer
		Name:	Richard N. Baer
		Title:	Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

7(a)

Investment Agreement, dated May 23, 2015, by and among Charter Communications, Inc., CCH I, LLC and Liberty Broadband Corporation (incorporated by reference to Exhibit 10.1 to Liberty Broadband Corporation’s Current Report on Form 8-K (File No. 001-36713), filed with the Securities and Exchange Commission on May 29, 2015 (the “May 29, 2015 8-K”)).

7(b)	Voting Agreement, dated May 23, 2015, by and between Time Warner Cable Inc. and Liberty Broadband Corporation (incorporated by reference to Exhibit 10.2 to the May 29, 2015 8-K).

7(c)

Contribution Agreement, dated May 23, 2015, by and among Liberty Broadband Corporation, Liberty Interactive Corporation, Charter Communications, Inc. CCH I, LLC and Nina Corporation I, Inc. (incorporated by reference to Exhibit 10.3 to the May 29, 2015 8-K).

7(d)

Proxy and Right of First Refusal Agreement, dated as of May 23, 2015, by and between Liberty Broadband Corporation and Liberty Interactive Corporation (incorporated by reference to Exhibit 10.4 to the May 29, 2015 8-K).

7(e)

Amended and Restated Investment Agreement, dated May 28, 2015, by and among Liberty Broadband Corporation, Liberty Interactive Corporation, JANA Nirvana Master Fund, L.P., JANA Master Fund, Ltd., and Coatue Offshore Master Fund, Ltd. (incorporated by reference to Exhibit 10.5 to the May 29, 2015 8-K).

7(f)	Amended and Restated Investment Agreement, dated May 29, 2015, by and between Liberty Broadband Corporation and Quantum Partners LP (incorporated by reference to Exhibit 10.6 to the May 29, 2015 8-K).

7(g)

Amended and Restated Investment Agreement, dated May 28, 2015, by and among Liberty Broadband Corporation, Soroban Master Fund LP and Soroban Opportunities Master Fund LP (incorporated by reference to Exhibit 10.7 to the May 29, 2015 8-K).

7(h)

Amended and Restated Assignment and Assumption Agreement, dated May 28, 2015, by and among Liberty Broadband Corporation, Liberty Interactive Corporation, Soroban Master Fund LP, and Soroban Opportunities Master Fund LP (incorporated by reference to Exhibit 10.8 to the May 29, 2015 8-K).

7(i)

Stockholders Agreement, dated as of March 19, 2013, by and between Charter Communications, Inc. and Liberty Media Corporation (incorporated by reference to Exhibit 10.1 to Liberty Media Corporation’s Quarterly Report on Form 10-Q filed on May 9, 2013).

7(j)

Amendment to Stockholders Agreement, dated as of September 29, 2014, by and among Charter Communications, Inc., Liberty Media Corporation and Liberty Broadband Corporation (incorporated by reference to Exhibit 7(d) to Liberty Media Corporation’s Schedule 13D in respect of common stock of Charter Communications, Inc., filed with the Securities and Exchange Commission on October 10, 2014).

7(k)	Amended and Restated Stockholders Agreement, dated as of May 23, 2015, by and among Charter Communications, Inc., CCH I, LLC, Liberty Broadband Corporation and Advance/Newhouse Partnership. *

7(l)

Form of Proxy and Right of First Refusal Agreement by and among Liberty Broadband Corporation, Advance/Newhouse Partnership and, for the limited purposes set forth therein, Charter Communications, Inc. and CCH I, LLC (incorporated by reference to Exhibit 10.9 to the May 29, 2015 8-K).

7(m)	Assistant Secretary’s Certificate (previously filed as Exhibit 7(e) to the Schedule 13D of the Reporting Person, filed on November 13, 2014).

* To be filed separately.